UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Sanchez Production Partners LLC

(Name of Issuer)

Sanchez Production Partners LLC

(Names of Persons Filing Statement)

Common Units Representing Class B Limited Liability Company Interests

(Title of Class of Securities)

79971A 106

(CUSIP Number)

Stephen R. Brunner

President, Chief Executive Officer and Chief Operating Officer

Sanchez Production Partners LLC

1801 Main Street, Suite 1300

Houston, Texas 77002

(832) 308-3700

(Name, Address and telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

G. Michael O’Leary

Scott L. Olson

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

This statement is filed in connection with (check the appropriate box):

a	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☒	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer.
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

i

INTRODUCTION

This Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Sanchez Production Partners LLC (“Sanchez” or the “Filing Person”).

This Transaction Statement relates to the Plan of Conversion, dated as of August 25, 2014 (the “Plan of Conversion”), of Sanchez Production Partners LLC (formerly known as Constellation Energy Partners LLC). If the Plan of Conversion is approved and adopted by the holders of Sanchez’s outstanding common units, Class A units and Class Z units, and the other conditions to the closing of the Conversion (as defined herein) are satisfied or waived, the transactions contemplated by the Plan of Conversion will be consummated, including, the conversion of each common unit of Sanchez into one common unit of Sanchez Production Partners LP, a Delaware limited partnership (“Sanchez LP”), the conversion of the outstanding Class A units of the Company will be converted into common units of Sanchez LP in a number equal to 2% of the Sanchez LP common units outstanding immediately after the Conversion (after taking into account the conversion of such Class A units) and the cancellation of the outstanding Class Z unit. In addition, an affiliate of Sanchez Oil & Gas Corporation (“SOG”) will become the general partner of Sanchez LP, and incentive distribution rights will be issued by Sanchez LP to another affiliate of SOG. The transactions contemplated by the Plan of Conversion, including the agreement of limited partnership of Sanchez LP contemplated thereby, are referred to herein collectively as the “Conversion.”

Sanchez has filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration No. 333-198440) (as amended by Amendments No. 1, No. 2 and No. 3 thereto, the “Form S-4”), which contains a proxy statement/prospectus (the “proxy statement/prospectus”), which constitutes (i) a prospectus of Sanchez under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the common units of Sanchez LP to be issued in connection with the Conversion and (ii) a notice of meeting and a proxy statement of Sanchez under Section 14(a) of the Exchange Act, with respect to the special meeting of Sanchez’s unitholders, at which Sanchez’s unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Plan of Conversion. A copy of the proxy statement/prospectus is filed herewith as Exhibit (a)-(3) and a copy of the Plan of Conversion is attached as Annex A to the proxy statement/prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all annexes thereto and documents incorporated by reference therein, is hereby expressly incorporated herein by reference. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Schedule shall have the meanings given to them in the proxy statement/prospectus.

Item 1. Summary of Term Sheet

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers about the Conversion”

“Questions and Answers about the Special Meeting”

“Summary”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Summary—Executive Offices”

(b) Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Unitholders Entitled to Vote; Vote Required for Approval”

(c)–(d) Trading Market and Price; Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Listing of Sanchez LP Common Units”

“Cash Distribution Policy and Restrictions on Distributions of Sanchez LP”

“Provisions of the Partnership Agreement Relating to Cash Distributions”

“Comparison of Rights of Sanchez LP Common Unitholders and Company Common Unitholders—Distributions of Available Cash”

“Price Range of Common Units”

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Where You Can Find More Information; Incorporation by Reference”

Item 3. Identity and Background of Filing Person

(a) Name and Address. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Summary—Executive Offices”

“Management”

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference with respect to each officer and manager of Sanchez:

“Where You Can Find More Information; Incorporation by Reference”

“Management”

Item 4. Terms of the Transaction

(a)-(1) Material Terms. Not applicable.

(a)-(2) Material Terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors”

“The Special Meeting”

“Proposal No. 1: Approval of the Plan of Conversion”

“Description of the Common Units”

“Comparison of the Rights of Sanchez LP Common Unitholders and Company Common Unitholders”

“Material U.S. Federal Income Tax Consequences of the Conversion”

“Material U.S. Federal Income Tax Consequences of Sanchez LP Common Unit Ownership”

“Annex A—Plan of Conversion”

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Appraisal Rights”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Special Factors—Background of the Conversion and Relationship with SOG”

(f) Eligibility of Listing or Trading. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Special Factors—Listing of the Sanchez LP Common Units”

“Proposal No. 1: Approval of the Plan of Conversion—Stock Exchange Listing”

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Where You Can Find More Information; Incorporation by Reference”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Conflicts of Interest and Fiduciary Duties”

(b) Significant Corporate Events. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Where You Can Find More Information; Incorporation by Reference”

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

“Annex A—Plan of Conversion”

(c) Negotiations or Contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Where You Can Find More Information; Incorporation by Reference”

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

“Annex A—Plan of Conversion”

(e) Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. Not applicable.

(c) (1)-(8) Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Conversion”

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

“Comparison of the Rights of Sanchez LP Common Unitholders and Company Common Unitholders”

“Annex A—Plan of Conversion”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

(b) Alternatives. Not applicable.

(c) Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Conversion”

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

“Annex A—Plan of Conversion”

(d) Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Conversion”

“Summary—Treatment of Equity Awards”

“Summary—Ownership of the Company”

“Summary—Tax Consequences of the Conversion”

“Summary—Payment of Distributions”

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Special Factors—Benefits and Detriments”

“Proposal No. 1: Approval of the Plan of Conversion”

“Cash Distribution Policy and Restrictions on Distributions of Sanchez LP”

“Provisions of the Partnership Agreement Relating to Cash Distributions”

“Description of the Common Units”

“The Partnership Agreement”

“Comparison of the Rights of Sanchez LP Common Unitholders and Company Common Unitholders”

“Material U.S. Federal Income Tax Consequences of the Conversion”

“Material U.S. Federal Income Tax Consequences of Sanchez LP Common Unit Ownership”

“Annex A—Plan of Conversion”

Item 8. Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Conversion”

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

“Annex A—Plan of Conversion”

(c) Approval of Security Holders. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Questions and Answers about the Conversion”

“Questions and Answers about the Special Meeting”

“Special Factors—Background of the Conversion and Relationship with SOG”

“The Special Meeting”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

“Proposal No. 1: Approval of the Plan of Conversion”

(d) Unaffiliated Representative. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

(e) Approval of Managers. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

(f) Other Offers. No offer of the type described in paragraph (viii) of Instruction 2 to Regulation M-A has been received

Item 9. Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Special Factors—Background of the Conversion and Relationship with SOG”

(b) Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c) Availability of Documents. Not applicable.

Item 10. Source and Amount of Funds or Other Consideration

(a) Source of Funds. Not applicable.

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Conversion Costs and Expenses”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Ownership of the Company”

“Proposal No. 1: Approval of the Conversion—Interests of Our Managers and Officers in the Conversion”

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

(e) Recommendations of Others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—General Description and Effects of the Conversion”

“Special Factors—Background of the Conversion and Relationship with SOG”

“Special Factors—Recommendation of Our Board of Managers and its Reasons for the Conversion”

Item 13. Financial Statements

(a) Financial Information.

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Ratio of Earnings to Fixed Charges”

“Price Range of Common Units”

“Where You Can Find More Information; Incorporation by Reference”

(b) Pro Forma Information. Not applicable

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“The Special Meeting—Solicitation of Proxies and Expenses”

(b) Employees and Corporate Assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Where You Can Find More Information; Incorporation by Reference”

Item 15. Additional Information

(b) Golden Parachutes. Not applicable.

(c) Other Material Information. The information contained in the proxy statement/prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)-(1) Letter to Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(2) Notice of Special Meeting of Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(3) Proxy Statement of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(4) Prospectus of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(5) Press Release dated August 28, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sanchez Production Partners with the Securities and Exchange Commission on August 28, 2014

(a)-(6) Form of Proxy for Sanchez Production Partners LLC Common Units, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(b) Not applicable

(c) Not applicable

(d) Plan of Conversion of Constellation Energy Partners LLC, incorporated herein by reference to Annex A to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(f) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(g) Not applicable

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANCHEZ PRODUCTION PARTNERS LLC

By:	/s/ Stephen R. Brunner
Name:	Stephen R. Brunner
Title:	President, Chief Executive Officer and Chief Operating Officer
Date:	November 17, 2014

Exhibit Index

(a)-(1) Letter to Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(2) Notice of Special Meeting of Unitholders of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(3) Proxy Statement of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(4) Prospectus of Sanchez Production Partners LLC, incorporated herein by reference to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(a)-(5) Press Release dated August 28, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Sanchez Production Partners with the Securities and Exchange Commission on August 28, 2014

(a)-(6) Form of Proxy for Sanchez Production Partners LLC Common Units, incorporated by reference to Exhibit 99.1 to Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(b) Not applicable

(c) Not applicable

(d) Plan of Conversion of Constellation Energy Partners LLC, incorporated herein by reference to Annex A to the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(f) Appraisal Rights, incorporated herein by reference to the Section entitled “Appraisal Rights” in the proxy statement/prospectus included in Amendment No. 3 to the Registration Statement on Form S-4 filed by Sanchez Production Partners LLC with the Securities and Exchange Commission on November 17, 2014

(g) Not applicable